January 25, 2017

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	MYnd Analytics, Inc.
Registration Statement on Form S-1
Filed December 23, 2016
File No. 333-215323

Dear Mr. Reynolds:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 19, 2017 addressed to George Carpenter, President and Chief Executive Officer of MYnd Analytics, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each comment.

COMMENT

General

1.	We note that you are registering up to 1,320,000 shares of your common stock for resale, which appears to be more than one-third of the nonaffiliated float. Based on the aggregate number of shares being registered for resale in this registration statement relative to the number of outstanding shares held by non-affiliates and given that you are also not eligible to register the offering as a primary offering on Form S-3, please advise us why the current offering is eligible to proceed as an at-the-market offering.

RESPONSE:

The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of common stock solely by or on behalf of a person other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below and, therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) of the Securities Act of 1933 as amended (the "Act").

United States Securities and

Exchange Commission

January 25, 2017

I.	Background

The Company is a predictive analytics company that has developed a decision support tool to help physicians reduce trial and error treatment in mental health and provide more personalized care to patients. The Company provides objective clinical decision support to mental healthcare providers for the personalized treatment of behavior disorders, including depression, anxiety, bipolar disorder, post-traumatic stress disorder ("PTSD") and other non-psychotic disorders. The Company uses its proprietary neurometric platform, PEER Online, to generate Psychiatric EEG Evaluation Registry ("PEER") Reports to predict the likelihood of response by an individual to a range of medications prescribed for the treatment of behavior disorders. The Company has conducted and will conduct clinical trials focused on helping military personnel and their family members who are suffering from depression, PTSD and mild traumatic brain injury in order to support clinical decisions in the treatment of depression and related disorders. If successful, the Company could serve an important role in assisting our country's military forces in caring for our veterans as they face the immense burden of returning to civilian life following service for our country. The Company's Board of Directors ("Board") and lead investors have recognized this potential for service to our country in steering the Company's efforts.

The Company, with a class of publicly traded common stock for almost ten years, has been funded primarily through various private placements of debt and equity. In September 2014, RSJ PE ("RSJ"), which previously did not have a relationship with the Company, made its initial investment in the Company's securities. Since September 2014, the Company has sought investment from additional investors, but survived primarily through investments from members of its Board and RSJ. More recently, the Company was recapitalized, converting $6 million of outstanding indebtedness and the interest thereon into 1,263,406 shares of common stock, of which 190,611 shares of common stock were issued to non-affiliates. Additionally, during 2016, the Company completed a series of private placements, issuing 240,000 shares of common stock, of which 144,000 shares of common stock were issued to non-affiliates, thereby diluting the interests of RSJ and the members of the Board. Nevertheless, the Company has been supported significantly through continuing investment by a limited number of investors.

As of December 23, 2016, the Company had 2,229,061 shares of common stock outstanding. Of those shares, 465,704 shares (or 20.89%) are held by RSJ and 968,256 shares (or 43.44%) are held by members of management and the Board, for an aggregate of 1,433,960 shares (or 64.33%).

Aspire Capital, LLC (“Aspire”) is an institutional investor that invests in a wide range of companies and industries emphasizing life sciences, energy and technology companies. On November 30, 2016, in contemplation of entering into a common stock purchase agreement (the “Purchase Agreement”) with the Company, Aspire subscribed for and purchased 40,000 shares of common stock (the "Subscription Agreement"). One week later, on December 6, 2016, Aspire and the Company entered into the Purchase Agreement. Prior to November 30, 2016, Aspire did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors, RSJ or any other greater than 5% holder of the Company’s outstanding shares of common stock. Aspire acquired 80,000 shares of the Company’s common stock as a commitment fee for entering into the Purchase Agreement. The 1,320,000 shares of common stock that are the subject of the Registration Statement are not convertible securities and would equal 38.49% of the currently outstanding shares if all 1,200,000 shares of common stock were sold and issued in full to Aspire. The transaction between Aspire and the Company is akin to an equity line transaction. The transaction is not comparable to any other type of transaction; for example, it does not involve a convertible security and, as such, it does not include a variable conversion price.

United States Securities and

Exchange Commission

January 25, 2017

II.	Staff Guidance

Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Aspire. Proceeds from the sale of any securities are solely for the account of Aspire, although the Company may receive proceeds of up to $10 million from the sale of shares to Aspire pursuant to the terms of the Purchase Agreement. With regard to the Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1.          how long the selling stockholders have held the shares;

2.          the circumstances under which they received them;

3.          their relationship to the issuer;

4.          the amount of shares involved;

5.          whether the sellers are in the business of underwriting securities; and

6.          whether under all the circumstances, it appears that the seller is acting as a conduit for the issuer.

As detailed below, after considering the above factors, we respectfully submit that the proposed registration is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i).

III.         Analysis of the Six Factor Test of C&DI 612.09

A.	The Period for which the Selling Stockholder has Held the Shares

Of the 1,320,000 shares of common stock being registered pursuant to the Registration Statement, 40,000 shares were issued to Aspire for cash as an investment pursuant to the Subscription Agreement and 80,000 shares were issued in connection with Aspire’s entry into the Purchase Agreement and the remaining 1,200,000 shares of common stock may be sold to Aspire, and subsequently resold under the Registration Statement, over a period of approximately 24 months from the date the Registration Statement is declared effective. In this regard, we believe it is important to note that C&DI 139.13 provides that no minimum holding period is required where the Company has “completed the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. As in all equity line transactions, Aspire has accepted the market risk of its investment from the date of entering into the Purchase Agreement, including market risk related to the shares currently held and those that the Company may choose, in its sole discretion, to put to Aspire pursuant to the terms of that agreement.

United States Securities and

Exchange Commission

January 25, 2017

B.	The Circumstances under which the Selling Stockholder Received the Shares

Aspire obtained the shares offered in the Registration Statement through privately negotiated transactions completed at arms-length prior to the filing of the Registration Statement. Although Aspire is required by the Staff to include disclosure that it is a “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the Purchase Agreement, Aspire will purchase any shares put to it by the Company at a slight discount to the market price. However, Aspire is required to take the securities put to it by the Company under the Purchase Agreement and there is no agreement or arrangement regarding the price at which Aspire will resell such shares to the public pursuant to the Registration Statement. Additionally, Aspire is prohibited from engaging in or effecting, directly or indirectly, any (i) “short sale” of the Company’s common stock or (ii) hedging transaction, which establishes a net short position with respect to the Company’s common stock. As such, unlike a traditional underwriter, Aspire is taking investment risk with regard to the securities it will acquire under the Purchase Agreement and there is no certainty that it will receive a premium on the resale of any shares it purchases pursuant to the Purchase Agreement. Indeed, Aspire is at risk that it may incur a loss on the resale of those shares.

C.	The Selling Stockholder’s Relationship to the Issuer

Aspire is not an affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer. The only relationship between Aspire and the Company is the relationship established through the Subscription and Purchase Agreements. Aspire has agreed to acquire the Company’s common stock for investment purposes as a principal, not as an agent, and is at market risk for all shares purchased as part of its investment. Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of sale by the Company to Aspire are not dependent on the price at which Aspire ultimately sells the shares pursuant to the Registration Statement.

In addition, Aspire has not, and will not, receive a commission or any other remuneration from the Company if and when the additional shares are sold to Aspire under the Purchase Agreement. Aspire will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any common stock, as applicable. Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

D.	The Amount of Shares to be Sold by the Selling Stockholder

As of December 23, 2016, the Company had 2,229,061 shares of common stock outstanding. Of such shares, the Company believes approximately 795,101 shares are held by non-affiliates of the Company. The selling stockholder seeks to have the Company register the resale of 1,320,000 shares of common stock pursuant to the Registration Statement, constituting approximately 38.49% of the total outstanding shares and 66.16% of the shares held by non-affiliates. In the context of convertible securities that have the potential for a significant, but undefined, dilutive effect on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than one-third of the issuer’s outstanding shares held by non-affiliates may constitute a primary offering on behalf of the issuer. This Staff position is limited to resales of securities underlying convertible securities, which present significant policy issues that are not present in the transaction being registered in the Registration Statement, which relates only to the resale of common stock.

United States Securities and

Exchange Commission

January 25, 2017

Capital Structure of the Company

Over the last several years, RSJ and three members of the Board of Directors provided substantially all of the Company’s funding. The Company, with a class of publicly traded common stock for almost ten years, has been funded primarily through various private placements of debt and equity. In September 2014, RSJ, which previously did not have a relationship with the Company, made its initial investment in Company securities. For two years thereafter, the Company sought additional investors, but survived primarily through investments from certain members of its Board and RSJ. More recently, the Company was recapitalized, converting $6 million of indebtedness and interest thereon into 1,263,406 shares of common stock. Additionally, during 2016, the Company completed a series of private placements, issuing 240,000 shares of common stock of which 144,000 shares of common stock were issued to non-affiliates, thereby diluting the interests of RSJ and the members of the Board. Nevertheless, because of the efforts of the limited number of investors supporting the Company, the public float of the Company remains relatively small.

As noted above, prior to acquiring 40,000 shares of common stock of the Company pursuant to the Subscription Agreement on November 30, 2016, Aspire had no affiliation, agreements or understandings with the Company, its officers, directors or affiliates, or with RSJ. Were the Company to issue all 1,200,000 shares of common stock that it has the contractual right to issue to Aspire under the Purchase Agreement, because of a variety of factors discussed later in this letter, Aspire would not be an affiliate of the Company, as it would lack any ability to control or influence the decisions of the Company due to the existence of a significantly greater ownership and control position concentrated in a relatively small number of stockholders comprised of RSJ and the Company's officers and directors as a group (64.33%).

Puts Under the Purchase Agreement

As described in the Registration Statement, the Purchase Agreement permits the Company, in its sole discretion, to put shares to Aspire at a price tied directly to the market price of the common stock. When the Company gives notice to Aspire of a put, the Company will either know the exact price at which such shares will be purchased by Aspire (in the case of a “Regular Purchase”) or can establish a minimum purchase price (in the case of a VWAP Purchase). Also, under a Regular Purchase, the purchase price is determined prior to the time any shares will be issued to Aspire. As Aspire is prohibited from effecting short sales (or any other hedging transactions) in the Company’s securities, this provision provides a fundamental economic incentive to Aspire to avoid selling into the market if it would cause downward pressure on the stock price. Finally, the Purchase Agreement includes a floor price, which prohibits any sales by the Company on days that the stock price closes below a specified price. These provisions allay any potential concerns that the transaction contemplated under the Purchase Agreement could have a “toxic” effect to existing stockholders.

For this and the other factors discussed herein, the Company respectfully submits that the resale transaction registered in the Registration Statement should not be re-characterized as a primary offering.

E.	The Selling Stockholder is not in the Business of Underwriting Securities

Aspire is not in the business of underwriting securities and is not a registered broker-dealer. In fact, Aspire and its principals have a long history of entering into equity line transactions that are fundamentally similar to the transaction it has entered into with the Company.

United States Securities and

Exchange Commission

January 25, 2017

F.	The Selling Stockholder is Not Acting as a Conduit for the Company

Aspire is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Purchase Agreement. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons.

IV.	Additional Support

The Company respectfully submits that the ratio of shares offered to outstanding shares held by non-affiliates is only a single factor considered in determining whether the offering is viewed as a primary offering conducted on behalf of the issuer or as an indirect primary offering. The Company’s history and resulting ownership structure, and other factors offering protection for non-affiliated shareholders, should be given equal consideration.

A.	Non-affiliate Ratio Results from Financing History Should Not Cause Concern

The Company, having a class of publicly traded common stock for almost ten years, has been funded primarily through various private placements of debt and equity. In September 2014, RSJ, which previously did not have a relationship with the Company, made its initial investment in Company securities. Since September 2014, the Company has sought additional investors, but survived primarily through investments from certain members of its Board and RSJ.

Consequently, the percentage of outstanding shares held by non-affiliates (35.67% of outstanding shares) is low for a public entity. Thus, while a high ratio of shares offered to outstanding shares held by non-affiliates may be an indication for concern in many cases, the result here is solely based on history of the funding of the Company and the support and commitment provided by a limited number of investors. Accordingly, in the present situation, while the shares registered for resale (1,320,000) represent a large percentage of the shares held by non-affiliates (66.16%), the shares to be registered, in fact, represent a significantly smaller portion of the outstanding shares (38.49%) than in many equity line transactions in which the shares to be registered represent less than one-third of the non-affiliate float.

B.	Other Factors Offer Protection for Non-Affiliated Shareholders

The Company respectfully submits that the relationship of the registered shares to the non-affiliate float should not be dispositive in the present situation. Rather, the Company believes that the unique level of ownership at the Company, the significantly lower proportion of the shares to be registered relative to the total number of shares outstanding and the other factors typically reviewed by the Staff in connection with equity line financings should be given significance in considering whether the offering should be allowed to proceed as an indirect primary offering, including those identified in C&DI 139.13 and 612.09.

Unlike most equity line financings, the Purchase Agreement includes a purchase price floor that will limit the amount of dilution to existing shareholders by setting objective parameters regarding when the Company can put shares to the investor. Under the Purchase Agreement, Aspire is committed to purchase up to an aggregate of $10.0 million of the Company’s shares of common stock over the approximately two-year term of the Purchase Agreement. Under the Purchase Agreement, the Company may, in its sole discretion, put shares to Aspire at a price tied directly to the market price of the Company’s common stock, provided that the Company and Aspire shall not affect any sales under the Purchase Agreement on a date where the closing sale price of the Company’s common stock is less than $0.50 per share. This provision protects against excessive dilution to the non-affiliated shareholders of the Company by preventing the issuance of shares at very low prices. Accordingly, the dilutive effect of shares registered in this transaction on non-affiliated shareholders is less than in many other indirect primary offerings that are limited to one-third of the non-affiliate float but which have no floor price.

United States Securities and

Exchange Commission

January 25, 2017

Another feature of the Purchase Agreement that sets this transaction apart from most equity line transactions is the timing of calculation of the purchase price. While most equity line transactions permit “forward pricing” (i.e., calculation of the purchase price with reference to market prices after the seller gives notice of a put to the purchaser), the Purchase Agreement calculates the price with reference to market prices on or before the date of notice and the number of shares which the Company may put to Aspire is not tied to or determined by daily trading volumes. In the case of a VWAP Purchase Notice, a higher minimum purchase price may be set by the Company and stated in each such notice. In addition, also unlike most equity line transactions, the Purchase Agreement prohibits Aspire from engaging in any direct or indirect short selling or hedging of the Company’s common stock. By including provisions that allow the Company to know or set the purchase price for each put prior to such transaction, and prohibiting Aspire from engaging in any short or hedging transactions with regard to those shares, the Purchase Agreement requires that Aspire assume investment risk with respect to the purchased shares and aligns Aspire’s economic interests with those of the non-affiliated shareholders.

We also believe the nature of the parties to this transaction, the lack of any prior relationship between them and the structure of the Purchase Agreement, support the conclusion that Aspire is not acting as a mere conduit for the Company in selling the shares. Aspire is an institutional investor that had no relationship with the Company and owned no shares of the Company prior to entering into the Subscription Agreement to purchase 40,000 shares of common stock on November 30, 2016. Aspire is not in the business of underwriting securities and is not a registered broker-dealer. Aspire and its principals have a long history of entering into equity line transactions that are similar to the transaction it has entered into with the Company. The Company entered into the Purchase Agreement with Aspire on an arms-length basis on terms that obligate Aspire to purchase the Company’s shares as principal at prices determined by formulas tied to the market. Aspire was irrevocably bound to purchase the Company’s securities upon the execution of the Purchase Agreement, which was filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on December 6, 2016.

We respectfully submit that the large percentage of shares held by the Company’s insiders is due to economic circumstances outside the Company’s control and the support and commitment of a limited number of investors to the Company and its stockholders, and does not suggest that the proposed offering presents a greater risk to the non-affiliated stockholders than if that percentage were lower. In this regard, we note that the high ownership levels by management align their interests closely with Aspire and other non-affiliated shareholders because of the desire of all parties for stability and growth in the Company’s stock price. In addition, we believe that other aspects of this transaction, including the floor price in the Purchase Agreement, the manner of calculation of the purchase price and the lack of any prior relationship between the Company and Aspire, align Aspire’s economic interests with those of the non-affiliated shareholders and offer protection for the Company’s non-affiliated shareholders.

V.	Conclusion

Securities Act C&DI 139.13 sets forth the Staff’s view as to when an offering of securities by a selling stockholder may be characterized as an indirect primary offering. Specifically, a company must meet the following conditions:

•	it must “complete” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

United States Securities and

Exchange Commission

January 25, 2017

•	the “resale” registration statement must be on the form that the company is eligible to use for a primary offering, in the Company’s case a Form S-1; and

•	the investor(s) must be identified as underwriter(s) in the prospectus, as well as selling stockholder(s).

We respectfully submit that the Company meets the requirements set forth above such that the offering set forth in the Registration Statement is properly characterized as an indirect primary offering. In addition, we believe that this transaction is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) because Aspire is not an affiliate of the Company, would not be considered one even if it held all shares registered for resale, is not acting on behalf of the Company or any of its affiliates, and is not a broker-dealer or in the business of acting as one.

Based on these facts and circumstances, the Company respectfully submits that the sale of securities registered in the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) and the Staff’s interpretation in C&DI 139.13.

COMMENT

2.	We note that the stock purchase agreement contains no restrictions on the number of securities of MYnd Analytics that Aspire Capital may hold at any one time. It appears that it may be possible for Aspire Capital Fund, LLC to become an affiliate of the company. Please provide us with your analysis of whether Aspire Capital is an affiliate.

RESPONSE:

We respectfully submit that for a variety of reasons, including the nature of the other stockholders of the Company, the structure of the Board of Directors and the nature of its business, Aspire is not an affiliate of the Company.

I.	“Affiliate” Status

The term “affiliate” is defined in Rule 405 under the Act as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,” an issuer. The term “control” is defined in Rule 405 under the Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Staff has consistently taken the position that the determination of “control” status is dependent in large part on the facts and circumstances involved and, therefore, has declined to state definitively what circumstances will result in a person being deemed to be in “control” of an issuer. There is little beyond the above-described provisions that provides any guidance as to whether a person will be considered in “control” in a particular case. See, e.g., First Gen’l Resources Co., SEC No-Action Letter, [1988-89 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 78,251 at 78,253 (Aug. 23, 1988) (“[t]he Division [of Corporation Finance] has historically declined to express any view on the affiliation of any person to an issuer of securities on the ground that the question is a matter of fact best determined by the parties and their advisors.”) The governing case law similarly fails to provide any definitive legal standards that may be applied to determine whether a person is in “control.” As a result, resolution of this issue necessarily turns on a consideration of the specific facts and circumstances surrounding each case. See generally 4 Louis Loss and Joel Seligman, Securities Regulation 1703-27 (3d ed. 1990) (listing many of the factors weighed in determining whether a person is in “control”); A.A. Sommer, Jr., Who’s “In Control”? — SEC, 21 Bus. Law. 559, 575 (1966) (same); see also In re Chicago Corp., Investment Co. Act Rel. No. 1203, 28 S.E.C. 463, 1948 SEC LEXIS 579 (Aug. 24, 1948) (discussing factors relevant to determining whether an investment company held the power to exercise a “controlling influence” over the management or policies of a company under the Investment Company Act of 1940).

United States Securities and

Exchange Commission

January 25, 2017

The clearest indication of “control” is where a person or group owns a simple majority of the outstanding voting shares of a corporation. Thus, where one corporation owned 51% of the outstanding stock of a second corporation, the Commission has held that it was “unquestioned” that the corporation owning such stock controlled the second corporation. In re W.H. Bell & Co., Exchange Act Rel. No. 34-4292, 29 S. E. C. 709, 1949 WL 818, at 3 (Aug. 4, 1949); see also SEC v. North Am. Res. and Dev. Corp., 424 F.2d 63, (2d Cir. 1970) (three co-conspirators in securities fraud were in control where collectively they owned 96.8 % of a corporation’s outstanding stock). At the same time, it should be noted that stockholdings of less than 51% may be sufficient to establish that a person or group is in control of an issuer. See, e.g., United States v. Wolfson, 405 F.2d 779, 781 (2d Cir. 1968) (corporation’s largest individual stockholder was in “control” where, in conjunction with his family and “right-hand man,” he owned over 40% of the outstanding shares), cert. denied, 394 U.S. 946 (1969); see also In re Thompson Ross Sec. Co., Exchange Act Rel. No. 2455, 6 S. E. C. 1111, 1940 SEC LEXIS 404, at 18 (Mar. 25, 1940) (“‘Control’ is not synonymous with the ownership of 51% of the voting stock of a corporation. Where power exists to direct the management and policies of a corporation, ‘control’ within the meaning of Section 2(11) exists even though the persons who possess that power do not own a majority of the corporation’s voting stock.”). Indeed, depending on the distribution of the other shares and the relationships that the shareholder has with other shareholders, to be in “control” it may not be necessary to own much stock at all, if any. See, e.g., Pennaluna & Co. v. SEC, 410 F.2d 861, 866 (9th Cir. 1969) (“it is not necessary that one be . . . a shareholder to be a controlling person”), cert. denied, 396 U.S. 1007 (1970); see also American Standard, SEC No-Action Letter, 1972 SEC No Act. LEXIS 3787 at 1 (Oct. 11, 1972) (referring to a person’s status as a “10% shareholder” as one of the indicia of “control”).

Although there is no statute or case law that declares ownership of 10% or more of the voting stock of a corporation to be the equivalent of “control,” commentators have noted that 10% ownership “has become something of a benchmark and when this is encountered a red warning flag should run up.” Sommer, supra, at 568-69. This is because Schedule A to the Act, the proxy statement rules and many of the Commission’s registration forms require certain disclosure of 10% owners; in addition, the reporting and penalty provisions of the Securities Exchange Act of 1934 apply to 10% owners, and 10% ownership is sufficient to deem a stockholder a “holding company” under the Holding Company Act. However, applicable cases and Commission no-action letters suggest that 10% ownership requires other indicia of “control” before one will be deemed an “affiliate.” First, the Commission has stated that “a person’s status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether such person is a control person or member of a controlling group of persons,” but instead just one factor to be considered. American-Standard, 1972 SEC No-Act. LEXIS 3787, at 1. Second, both case law and the Commission have found 10% stockholders to not have control where some other entity with greater stockholdings or power to control existed. Essex Universal Corp. v. Yates, 305 F.2d 572, 579 (2nd Cir. 1962) although not a securities case, indicated that where a stockholder owns a large enough percentage of stock to indicate control (28.3% in Essex), any presumption of control that arises should be rebuttable if the stockholder can show that there was at the time of the transaction “some other organized block of stock of sufficient size to outvote the block” owned by the stockholder. See also SEC v. American Beryllium & Oil Corp., 303 F. Supp. 912, 915 (S.D.N.Y. 1969) (where one person was clearly a “controlling” person within the meaning of the Act, it was unlikely that others could be found to be controlling persons except by virtue of their association with that one person). Commission no-action letters also support this conclusion. See, e.g., Mark Controls Corporation, 1972 SEC No-Act. LEXIS 3008, in which the Commission did not recommend any action where the stockholder in question owned 14.8% of Mark Control’s common stock, while management owned 14% and a group that consistently supported management owned another 22%.

United States Securities and

Exchange Commission

January 25, 2017

II.	Factual Analysis

Equity Ownership. Aspire is not in a “control” relationship with the Registrant because several other stockholders and blocks of stockholders have comparable or, in the aggregate, greater numbers of shares than Aspire. In particular, RSJ and the Company's directors and officers as a group hold a substantially larger block (64.33%) of shares than Aspire would, even were the Company to issue to Aspire all of the shares that it has the contractual right to issue to Aspire under the Purchase Agreement.

Service as an Officer or Director. Neither Aspire nor any representative of Aspire serves or has ever served as a member of the Company’s Board of Directors. In addition, neither Aspire nor any representative of Aspire has ever served an officer of the Company. Aspire does not possess the power, directly or indirectly, to elect or designate any member of the Company’s Board of Directors.

Ability to Affect Management or Policies. Aspire does not have the ability, by relationship, contract or otherwise, to affect the management or policies of the Company. Aspire's only relationship with the Company is as an investor.

No Other Control Indicia. There are no other control indicia with respect to Aspire. There are no familial relationships, no debtor-creditor relationships nor other business relationships between the Company and Aspire.

III.	Conclusion

Based on the foregoing the Company has concluded that Aspire is not in “control” of the Company, and, therefore, is not an “affiliate” of the Registrant.

***********************

United States Securities and

Exchange Commission

January 25, 2017

Please direct any questions regarding the foregoing to the undersigned at (949) 420-4402 or to Jeffrey A. Baumel at (212) 768-5374.

Sincerely,

/s/ George Carpenter

George Carpenter
President and Chief Executive Officer

cc:	Jeffrey A. Baumel, Esq.
Martin P. Dunn, Esq.